UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     March                      , 20 10
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]

SIGNATURES
PRESS RELEASE

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date March 2, 2010	By	/s/ Hendra Purnama
(Signature)

Hendra Purnama Acting VP Investor Relations/ Corporate Secretary

PRESS RELEASE
No: 21/PR110/COMM-22/2010
TELKOM ENTERED THE NASIONAL E HEALTH SERVICE BUSINESS BY ACQUIRING 75% SHARE OF ADMEDIKA
Jakarta, March 1, 2010 — We hereby announced that Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk. ( “TELKOM”) through its subsidiary PT Multimedia Nusantara or Metra, has signed Sales Purchase Agreement (SPA) for the acquisition transaction of 75% share of PT. Administrasi Medika (AdMedika), amounting Rp.128.25 billion. AdMedika is a foreign-investment company engaged in the Electronic Health Care Network as a third party administrator (TPA), which combines claim process application and online data services between insurance policy holders and health insurance administrative services.
AdMedika is the mediator between insurance companies, health service providers and health insurance clients. Services rendered by AdMedika is to provide an electronic membership card, online management data claims, verify the claim, monitoring bill delivery of health service providers, monitoring of inpatient cases carried out by experts and professional medical and paramedical personnel.
AdMedika have a 24/7 hours service to assist participants during the health insurance and health services needed and also assist healthcare in providing appropriate services provisions that apply to each health insurance policy. AdMedika that established in January 8, 2002 is the market leader for third party administrator services with 1.2 million policy holders, more than 30 clients of insurance companies, and 717 hospitals, clinics, and health centers.
This acquisition is a strategic acquisition for Telkom related to the realization of InSureNet (Indonesia Insurance Shared Service Platform) initiative, a Telkom’s service platform for the insurance sector, starting from IT from infrastructure to support e-Health and all the national e-Claim Insurance. InSure Net is an online transactions and collaboration platform to improve the effectiveness, productivity, and quality service insurance institutions.
The signing of Sale and Purchase Agreement of 75% of AdMedika shares has been conducted on February 25, 2010 in Jakarta between PT Multimedia Nusantara (METRA) and the owners of AdMedika. SPA was signed by the President Director of METRA Alex J. Sinaga and AdMedika shareholders represented by Sofian Sutantio, Ravi Varna Kanason, and Shia Kok Fat, and witnessed by President Director of TELKOM Rinaldi Firmansyah and Director of IT & Supply TELKOM Indra M. Utoyo in Jakarta With 75% acquisition of shares, thus TELKOM through METRA entitled to exercise full control of AdMedika
HENDRA PURNAMA
Acting Vice President Investor Relations/Corporate Secretary
For further information, please contact:
Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:   62-21-5215109
Fax: 62-21-5220500
Email: investor@telkom.co.id
Website: www.telkom.co.id
PT Telekomunikasi Indonesia, Tbk
TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Indonesia Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA).